UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 15, 2009
Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on May 15, 2009, entitled "Notifiable trading ”.

Notifiable trading

The following managers in StatoilHydro have today 15 May 2009 bought shares in StatoilHydro at a price of 132.96 NOK per share.

Number of aquired shares and their new total share holding are listed in the table below. The trade has been made trough DnBNOR Markets.

Name	Bought	New Share holding
Bjørnson, Rune	2346	6 910
Eide, Tom Melbye	2624	7 460
Gjærum, Reidar	1587	6 443
Jacobsen, Jon Arnt	2464	9 946
Koch, Nina Birgitte	796	1 866
Lund, Helge	6538	21 058
Mellbye, Peter	3177	11 227
Michelsen, Øystein	2651	4 691
Myrebøe, Gunnar	2248	5 118
Nes, Helga	2068	3 465
Skeie, Svein	1028	3 711
Sætre, Eldar	2465	8 701
Thomsen, Kåre	1130	6 860
Øvrum, Margareth	2556	10 751

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 15, 2009	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer